Filed by Eleusis Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Silver Spike Acquisition Corp II
Commission File No.: 001-40182

 Disclaimer  Forward-Looking StatementsThis document contains certain “forward-looking statements” within the meaning of the federal securities laws, with respect to the proposed transaction between Eleusis Holdings Limited and Eleusis Inc. (collectively, “Eleusis”) and Silver Spike Acquisition Corp II (“Silver Spike”). These forward-looking statements are generally identified by words such as “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” or the negatives of these words or words of similar meaning. These forward looking statements include, but are not limited to, statements regarding the benefits of the transaction, the anticipated timing of the transaction, Eleusis’s product candidates and expected markets, and Eleusis's projected future results. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Such forward-looking statements are based upon the current beliefs and expectations of the management of each of Silver Spike and Eleusis and are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Spike’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Silver Spike, the satisfaction of the minimum trust account amount following redemptions by Silver Spike’s public shareholders and the receipt of certain governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (v) the effect of the announcement or pendency of the transaction on Eleusis’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupts current plans of Eleusis and potential difficulties in Eleusis employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Eleusis or against Silver Spike or Eleusis related to the agreement and plan of merger or the proposed transaction, (viii) the ability of Eleusis’ securities to qualify to list on The Nasdaq Capital Market, (ix) volatility in the price of Silver Spike’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Eleusis plans to operate, variations in performance across competitors, changes in laws and regulations affecting Eleusis’s business and changes in the combined capital structure, (x) the impact of the global COVID-19 pandemic, (xi) the enforceability of Eleusis's intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xii) the ability of Eleusis to protect the intellectual property and confidential information of its customers, (xiii) unexpected costs, charges, or expenses resulting from the proposed business combination, (xiv) evolving legal, regulatory and tax regimes, (xv) the possibility that Eleusis may be adversely affected by other economic, business and/or competitive factors, (xvi) actions by third parties, including government agencies, and (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Silver Spike’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus included therein discussed below and other documents filed by Silver Spike and Eleusis from time to time with the U.S. Securities and Exchange Commission (the “SEC”). You are cautioned not to place undue reliance on these forward-looking statements as a predictor of future results, performance and/or achievements as projected financial information and other information are based on estimates and assumptions, whether or not identified in this document, that are inherently subject to various significant risks, uncertainties, contingencies and other factors, many of which are difficult to predict and generally beyond the control of the parties. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Eleusis and Silver Spike assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Eleusis nor Silver Spike gives any assurance that either Eleusis or Silver Spike will achieve its expectations.Additional Information and Where To Find ItThis document relates to a proposed transaction between Eleusis and Silver Spike. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Silver Spike and Eleusis intend to file a registration statement on Form S-4 that will include a preliminary proxy statement for the solicitation of Silver Spike shareholder approval and prospectuses of Silver Spike and Eleusis Inc. The proxy statement/prospectus will be sent to all Silver Spike stockholders. Silver Spike and Eleusis Inc. also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SILVER SPIKE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that are or will be filed with the SEC by Silver Spike and Eleusis through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Silver Spike and Eleusis Inc. may be obtained free of charge from their respective websites at silverspikecap.com or by written request to Silver Spike at 660 Madison Ave, Suite 1600, New York, New York 10065.Participants in SolicitationSilver Spike and Eleusis and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Silver Spike’s stockholders in connection with the proposed transaction. Information about Silver Spike’s directors and executive officers and their ownership of Silver Spike’s securities is set forth in Silver Spike’s filings with the SEC. To the extent that holdings of Silver Spike’s securities have changed since the amounts printed in Silver Spike’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.  2

 CHALLENGE: Unlock the Therapeutic Potential of Psychedelics  3    Promising Efficacy Data in Depression    Major Depressive Disorder (MDD) is the leading cause of disability worldwide and a major contributor to global disease burden1 Psilocybin, an investigational psychedelic drug, observed to have rapid, robust, and durable antidepressant effect in third party clinical studies2    Concerns About Practicality    Encapsulated psilocybin may only be “half-way” to a medicine due to the limitations of oral formulation    The “Last Mile”of Care Delivery    Psilocybin and other psychedelic drug therapies in development may not be compatible with conventional psychiatric practice or existing frameworks for “in-network” insurance coverage and reimbursement  1  2  3  Source: 1) WHO Fact Sheet, 9/13/21 https://www.who.int/news-room/fact-sheets/detail/depression 2) Carhart-Harris, R.L ,et al. (2021). Trial of Psilocybin versus Escitalopram for Depression. New England Journal of Medicine, 384(15), 1402–1411; Compass Pathways Press Release, 11/9/2021 ; https://compasspathways.com/positive-topline-results/); Davis, A. K., et al. (2020). Effects of Psilocybin-Assisted Therapy on Major Depressive Disorder. JAMA Psychiatry.

   4  Eleusis at-a-glanceDedicated to transforming psychedelics into medicines for livingWE ARE DEVELOPINGA 2nd generation investigational psilocybin-based drug candidate for Major Depressive Disorder (MDD) and a discovery platform for exploration beyond psychiatryA care delivery management company to help facilitate seamless “in-network” integration with existing US healthcare infrastructure

Key Investment Highlights

1	**Significant Market Opportunity**	▪ Antidepressant total addressable market (TAM) expected to reach \$21bn by 2025[1] ▪ US psychedelic care delivery TAM estimated to be ~\$7bn[2]
2	**2nd Generation Psilocybin Drug Candidate for MDD**	▪ ELE-Psilo is our lead product candidate, comprised of the active ingredient in psilocybin formulated for IV delivery ▪ Targeting a consistent, controllable, and practical psilocybin-based therapy for the treatment of MDD ***Anticipated initiation of Phase Ia study in 1H 2022*** ***Anticipated Phase Ia / IIa results in 2H 2022***
3	**A First-in-Class Care Delivery Management Company**	▪ Andala is an operationally integrated platform of "in-network" clinics targeting the "last mile" challenge of psychedelic drug therapy ***Anticipated Cash Flow Positive Clinic Operations in 1H 2023***

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Source: 1) Global Antidepressants Market Report 2021: COVID-19 Causes a Surge in Demand for Antidepressant Drugs as Mental Health Problems Rise - ResearchAndMarkets.com, Business Wire, April 26, 2021; 2) Partheniou, A. (2021) Psychedelics – A possible disrupter to legacy treatments, Stifel Nicholaus Canada Inc., January 14, 2021 (estimate based in part on data from existing ketamine clinics).

5

Potential to Achieve Full Proof of Concept: ELE-Psilo Phase I Data by 2H 2022, Care Delivery by 1H 2023

Clinical Development Program	IND enabling (2021)	Phase Ia (2022)	Phase IIa (2022)
ELE-Psilo *(ELE-101; IV formulation)*	• **Innovation Passport Designation granted as a part of MHRA's Innovative Licensing and Access Pathway for adult patients with treatment resistant depression (10/21)** • **FDA Pre-IND Written Responses expected in 3/22**	***Plan to Initiate Ph Ia in 1H 2022***	***Plan to Initiate Ph IIa in MDD patients in 2H 2022***

Select Anticipated Milestones

2H 2022

- Phase Ia Safety, Tolerability and PK/PD Results
- Phase IIa MDD Patient Results

2023

- Initiation of Phase IIb in MDD
- Cash Flow Positive Andala Operations

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Note: MDD = Major depressive disorder, IND = investigational new drug application.

6

Leadership Team

Deep Expertise Spanning Discovery, Development, and Delivery; 972 Peer-Reviewed Publications[1]



SHLOMI RAZ
Chief Executive Officer
Goldman Sachs · J.P.Morgan



ROB CONLEY
SVP, Clinical Development
Lilly · University of Maryland School of Medicine



KATHY KALUHIOKALANI
President, Andala
Optum · UPMC Life Changing Medicine



DAVID WEINER, MD
VP, Drug Discovery
Lumos Pharma · Acadia Pharmaceuticals



GENE RAMIREZ
Chief Financial Officer
BTIG · Robertson Stephens

Discovery and Preclinical		Clinical		Commercial
David Nichols, PhD Director, Molecular Pharmacology (Purdue University)	**Allan Shepard, PhD** Director Translational Research (Novartis)	**Yoni Weiss, MD** VP, Clinical Development (Teva, Regenera)	**Neiloufar Family, PhD** VP, Health Solutions (L'École des Hautes Études en Sciences Sociales, Imperial College London)	**Berrak Kocaoglu, MSc** VP, Commercial Strategy (IMS Health)
Charles Nichols, PhD Scientific Founder & Sponsored Researcher (LSU Health New Orleans)	**Tim Foster, PhD** Sponsored Researcher (LSU Health New Orleans)	**Sarah Blondell, MSc** VP, Clinical Operations (Quintiles, TMC Pharma)	**Rachel Handy, PhD** VP, Quality Assurance (Vantia Therapeutics, Ferring Pharmaceuticals)	**Alex Speiser** Director, Corporate Development (Orthogonal)
Graham Johnson, PhD Director, Medicinal Chemistry (Sarepta Therapeutics, Melinta Therapeutics, Bristol-Myers Squibb)		**Tim Williams, MD** Director, Clinical Development (NHS)	**Joanna Sambor** VP, Regulatory Affairs (AbbVie, Takeda)	

1) Statistics are cumulative across all six professionals listed herein.

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   Psychedelics May Transform the Treatment of Depression We aim to mainstream the transformation  ELE-Psilo and Drug DiscoveryCare DeliveryTransaction Summary

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Major Depressive Disorder (MDD) is the Silent Epidemic of the 21st Century



50M+	Adults in the US with depression symptoms prior to the pandemic[1]
$113B	Driving massive direct health care expenditures[2]
$21B+	Antidepressant total addressable market expected by 2025[3]
$7B	Estimated psychedelic care delivery total addressable US market[4]

Source: 1) Millions to gain access to Psychedelic Psychotherapy in bid to fight pandemic induced depression and anxiety. Yahoo Finance (June 17, 2021) (citing Anxiety and Depression Household Pulse Survey. CDC National Center for Health Statistics (accessed July 3, 2021); 2) Greenberg, P.E., et al. (2021) The Economic Burden of Adults With Major Depressive Disorder in the United States (2010 and 2018) PharmacoEconomics 39, 653-665 (number from 2018 and represents the aggregate of pharmaceutical and medical services); 3) Global Antidepressants Market Report 2021: COVID-19 Causes a Surge in Demand for Antidepressant Drugs as Mental Health Problems Rise - ResearchAndMarkets.com, Business Wire, April 26, 2021; 4) Partheniou, A. (2021) Psychedelics – A possible disrupter to legacy treatments, Stifel Nicholaus Canada Inc, 01/14/2021 (estimate based in part on data from existing ketamine clinics).

9

Rapid, Robust, and Durable Antidepressant Effects of Psychedelics

Academic Preclinical and Clinical Study Observations


Serotonergic psychedelics
5-HT 2A receptor
5-HT 1A receptor
(+)
Downstream GPCR pathways
(+)
[Ca2+] depolarization
Glutamate release
AMPA receptor
(+)
AMPAR throughput
GluA1 PSD95
eEF2
BDNF
BDNF release
mTORC1
Increase plasticity
trkB activation
Induction of neuroplasticity

Modulated pathways associated with synaptic growth in preclinical studies[1]

Rapid, robust, and durable antidepressant effects observed in third party clinical trials[2]

Potential to open a "critical window" for adaptation and behavior change[3]

Source: 1) Kadriu et al., Ketamine and Serotonergic Psychedelics: Common Mechanisms Underlying the Effects of Rapid-Acting Antidepressants, Int J Neurops, 1(24), 2020 2) Carhart-Harris, R.L ,et al. (2021). Trial of Psilocybin versus Escitalopram for Depression. New England Journal of Medicine, 384(15), 1402–1411; Compass Pathways Press Release, 11/9/2021 ; https://compasspathways.com/positive-topline-results/); Davis, A. K., et al. (2020). Effects of Psilocybin-Assisted Therapy on Major Depressive Disorder. JAMA Psychiatry. 3) Publication in draft; partial results published in Nardou R et al (2019) Oxytocin-dependent reopening of a social reward learning critical period with MDMA. Nature. 2019 May;569(7754):116-120.

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10

Third Party Oral Psilocybin Proof of Concept Studies in MDD and Treatment Resistant Depression (TRD)

Rapid, robust, and durable efficacy observed – but significant room for improvement

MDD Clinical Study: Psilocybin (25mg) vs. Escitalopram[1]

Met Primary Endpoint

No statistically significant difference in QIDS-SR-16 depression score at 6 weeks, but **assessments favored psilocybin[2]**

Secondary outcomes[2] include:

MADRS: -14.4 vs -7.2

HAM-D-17: -10.5 vs -5.1

"A series of studies by Carhart-Harris and colleagues…provide tantalizing evidence for the efficacy of psilocybin in the treatment of major depressive disorder" [3]

Prof Jeffery Lieberman, Columbia University



Mean Change (QIDS-SR-16 Score)
0.0
-2.5
-5.0
-7.5
-10.0
Escitalopram
Psilocybin
0
7
14
21
28
35
42
Day

TRD Phase IIb Study: Psilocybin (25mg, 10mg, 1mg)[4]

Significant Effect from Day 2 to Week 6 Reported in Third Party Topline Data Release

MADRS: -6.6 (p<.001; 25mg vs 1mg)

"We now have evidence from a large well-designed trial that psilocybin may be effective for people with treatment-resistant major depressive disorder" [5]

Prof David Hellerstein, Principal Investigator, Columbia University



LS mean change from baseline in MADRS total score
0
-2
-4
-6
-8
-10
-12
-14
-16
Day -1
Day 2
Week 1
Week 3
Week 6
Week 9
Week 12
Week 3 : 25mg Diff = -6.6, p = <0.001
vs 1mg 10mg Diff = -2.5, p = 0.184
COMP360 25mg
COMP360 10mg
COMP360 1mg
Baseline mean (SD): 25mg (n=79) = 31.9 (5.41); 10mg (n=75) = 33.0 (6.31); 1mg (n=79) = 32.7 (6.24)

Source: 1) Carhart-Harris et al.(2021). Trial of Psilocybin versus Escitalopram for Depression. New England Journal of Medicine, 384(15), 1402–1411; psilocybin dosing at day 0, 21; escitalopram group received 2 separate doses of 1 mg of psilocybin plus daily escitalopram 2) As per Carhart-Harris et al. (2021), statistical significance assessments not conducted other than for primary endpoint at 6-week timepoint, and no correction for multiple comparisons of the outcomes was conducted at any intermediate time points, so no clinical conclusions can be drawn. 3) Lieberman, J. (2021) Back to the Future - The Therapeutic Potential of Psychedelic Drugs, NEJM 384,15. 4_15_2021; 4) COMPASS Pathways Press Release, 11/9/2021; and COMPASS Pathways Phase IIb Trial Presentation 11/9/2021 5) https://www.columbiapsychiatry.org/news/psilocybin-found-rapidly-improve-depressive-symptoms-clinical-trial

11

Practical Limitations of Oral Psilocybin

Encapsulating psilocybin is only "half-way" to developing a useful drug therapy

Single and Escalating Dose PK[1]

Absorption rates varied between 40% to 70% in these academic studies


A
Plasma psilocin concentration (µg/L)
0
2
4
6
8
10
12
14
16
18
20
0
60
120
180
240
300
360
420
480
Time (min)
Subject 1 (3 mg)
Subject 2 (6 mg)
Subject 3 (12 mg)
Subject 4 (15 mg)
Subject 5 (18 mg)
Subject 6 (24 mg)
Subject 7 (24 mg)
Subject 8 (30 mg)

Single dose Cmax for Subject 3 (12 mg) higher than Cmax values for Subjects 4, 5, and 6 (15, 18, and 24 mg)


Dose-Normalized Psilocin Cmax (ng/mL)/(mg/kg)
0
25
50
75
100
125
0.30
0.45
0.60
Psilocybin Dose (mg/kg)
Subject
1
2
3
4
5
6
7
8
9
10
11
12

Study of escalating oral psilocybin doses revealed considerable inter and intra-individual variability

Oral Psilocybin Limitations

- **Variability**
  Considerable variations in absorption and metabolism necessitated high doses and gave rise to unpredictable PK/PD[1]
- **Prolonged Administration and Observation**
  6-hour sessions used for administration and observation in these studies, and required monitoring by multiple clinicians[2]
- **Difficult to Optimize or Halt**
  Oral dosing is not amenable to personalization or rapid termination[2]

Source: 1) Madsen, M. K. et al. (2019). Psychedelic effects of psilocybin correlate with serotonin 2A receptor occupancy and plasma psilocin levels. Neuropsychopharmacology, 44(7), 1328–1334; Brown, R. T. et al. (2017). Pharmacokinetics of Escalating Doses of Oral Psilocybin in Healthy Adults. Clinical Pharmacokinetics, 56(12), 1543–1554. 2) Johnson M.. et al. (2008); Human hallucinogen research: guidelines for safety. Journal of Psychopharmacology (Oxford, England), 22(6), 603–620; Rucker, J. et. al (2019) Psilocybin administration to healthy participants: safety and feasibility in a placebo-controlled study. Poster presented at the 58th Annual Meeting of The American College of Neuropsychopharmacology, Orlando, FL, USA, 8–11 December 2019. Passie, T.(2002). The pharmacology of psilocybin. Addiction Biology, 7(4), 357–364., 2)

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12

eleusis

ELE-Psilo: A Potential Advance in Formulation

ELE-Psilo (Psilocin)

Active moiety of psilocybin

Designed for delivery via proprietary salt formulated for IV/infusion


OH
HO
P
O
O
N
N
H

PSILOCYBIN


H
O
N
N
H

PSILOCIN

CONSISTENT

Formulated to reduce variability in drug exposure

CONTROLLABLE

Designed to be personalized and enable control over duration and intensity

PRACTICAL

Developed to be convenient for patients and cost-effective for payors

Source: Madsen, M. K. et al. (2019). Psychedelic effects of psilocybin correlate with serotonin 2A receptor occupancy and plasma psilocin levels. Neuropsychopharmacology, 44(7), 1328–1334 Hasler, F. et al. (1997). Determination of psilocin and 4-hydroxyindole-3-acetic acid in plasma by HPLC-ECD and pharmacokinetic profiles of oral and intravenous psilocybin in man. Pharmaceutica Acta Helvetiae, 72(3), 175–184. Carhart-Harris et al. (2011). The administration of psilocybin to healthy, hallucinogen-experienced volunteers in a mock-functional magnetic resonance imaging environment: a preliminary investigation of tolerability. Journal of Psychopharmacology, 25(11), 1562–1567.

13

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ELE-Psilo Target Profile

Proposed Indication	Rapid Acting Treatment of MDD
Proposed Formulation	Proprietary Psilocin Salt Form in Ready-to-Use Vial
Proposed Administration	IV Infusion
Potential Duration of Administration	10-to-30 min infusion ≤ 2 hours in-clinic
Investigational Dose Range	1 - 5mg
Abuse Potential	Potential reclassification if FDA Approved[1]



Source: 1) Johnson, M. W. et al. (2018). The abuse potential of medical psilocybin according to the 8 factors of the Controlled Substances Act. Neuropharmacology. 142, 143–166.

14

       IV Psilocybin Pharmacokinetics and Pharmacodynamics (PK/PD): Academic Studies  Source: 1) Hasler, F. et al. (1997). Determination of psilocin and 4-hydroxyindole-3-acetic acid in plasma by HPLC-ECD and pharmacokinetic profiles of oral and intravenous psilocybin in man. Pharmaceutica Acta Helvetiae, 72(3), 175–184. 2) Carhart-Harris et al. (2011). The administration of psilocybin to healthy, hallucinogen-experienced volunteers in a mock-functional magnetic resonance imaging environment: a preliminary investigation of tolerability. Journal of Psychopharmacology, 25(11), 1562–1567.   Psilocin PK following IV and Oral Psilocybin  IV Psilocybin PD    15  IV administration enabled (1) immediate target drug intensity, and (2) greatly reduced treatment time and variability compared to oral administration

Psilocin Receptor Occupancy, Drug Intensity, and Treatment Effect: Academic Studies

Psilocin concentration was correlated with serotonin 5-HT_{2A} receptor occupancy[1]

5-HT_{2A} receptor occupancy was correlated with volunteer-reported drug intensity[1]



5-HT2AR occupancy (%)
100
75
50
25
0
0
5
10
15
20
Plasma psilocin concentration (μg/L)
ELE-Psilo
Target Range
Intensity rating
10.0
7.5
5.0
2.5
0.0
0
20
40
60
80
Occupancy (%)
Subject 1 (3 mg)
Subject 2 (6 mg)
Subject 3 (12 mg)
Subject 4 (15 mg)
Subject 5 (18 mg)
Subject 6 (24 mg)
Subject 7 (24 mg)
Subject 8 (30 mg)

Patient-reported psychedelic drug intensity was correlated with the antidepressant effects of psilocybin[3,4] and 5-MeO-DMT[5]

Source: 1) Madsen, M. K. et al. (2019). Psychedelic effects of psilocybin correlate with serotonin 2A receptor occupancy and plasma psilocin levels. Neuropsychopharmacology, 44(7), 1328–1334; 2) Brown, R. T. et al. (2017). Pharmacokinetics of Escalating Doses of Oral Psilocybin in Healthy Adults. Clinical Pharmacokinetics, 56(12), 1543–1554 3) Yaden, D. B., & Griffiths, R. R. (2021). The Subjective Effects of Psychedelics Are Necessary for Their Enduring Therapeutic Effects. ACS Pharmacology and Translational Science; 4) Davis, A. K., et al. (2020). Effects of Psilocybin-Assisted Therapy on Major Depressive Disorder. JAMA Psychiatry. 5) GH Research Ltd. Press Release "GH Research Announces Successful Outcome of the Phase 2 part of its Phase 1/2 Clinical Trial of GH001 in Treatment-Resistant Depression", 12/6/2021

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ELE-Psilo PK/PD Simulations

IV administration could rapidly reach target intensity and rapidly return below perceptual threshold

Psilocin Concentration-Time Profile (Simulated)
(10 and 20-minute IV Psilocin vs Oral 25 mg of Psilocybin)



100
10
1
0.1
Plasma psilocin concentration (µg/L)
(Predicted)
0
10
20
30
40
50
60
Time (min)
2 mg IV Psilocin; 10 min infusion
4 mg IV Psilocin; 20 min infusion
25 mg PO; Psilocybin
Estimated PD Threshold
5-HT2A Receptor Occupancy Target Range

Eleusis simulations suggest target concentrations of psilocin reachable in ~2 min

Simulations also support potential personalization of intensity via alteration of infusion rate

Source: 1) Hasler, F. et al. (1997). Determination of psilocin and 4-hydroxyindole-3-acetic acid in plasma by HPLC-ECD and pharmacokinetic profiles of oral and intravenous psilocybin in man. Pharmaceutica Acta Helvetiae, 72(3), 175–184;
Eleusis simulations based on primary data from Brown et al. 2017, Madsen et al . 2019, Hasler et al. 1997, and Carhart-Harris et al. 2011.

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ELE-Psilo – Clinical Trial Design

	Phase Ia	Phase IIa
Study Population	Healthy Volunteers (40 maximum)	Moderate-to-Severe MDD Patients (Monotherapy Only)
Treatment Groups	6:2 volunteer ratio per cohort (Anticipated 3-to-4, 5 maximum)	6 patients (single cohort, open label)
Infusion Duration and Dose	10 minutes; 0.5, 1.5, 2.5 mg (plus, optional 2 additional cohorts)	Selected after 3rd or 4th Phase Ia cohort
Clinical Assessments	PK (including metabolites), 5 questionnaires including Subjective Drug Intensity	MADRS[1] (Day 2, 4, 8, 15, 29) 5 questionnaires including Subjective Drug Intensity
Safety Assessments	Vitals, Labs, ECG, AEs, C-SSRS[2]	Vitals, Labs, ECG, AEs, C-SSRS[2]
Attendant	Non-directive support from clinician; no manualized psychotherapy[3]	Non-directive support from clinician; no manualized psychotherapy[3]
Time to Completion	3-4 months	4 months from dose selection and initiation of patient recruitment

Source: Eleusis estimates and current proposed clinical trial design, subject to modification, regulatory review and approval, and further amendment (as of 2/07/2022); 1) Montgomery–Åsberg Depression Rating Scale 2) Columbia Suicide Severity Rating Scale 3) In-session support during treatment will be provided by an 'Attendant', as per the ELE-101 Attendant Manual. An Attendant will be always present with each participant and their sole role will be the participant's psychological safety; Attendants will not be involved in any medical, nursing or other research activities. The Attendant will be a clinical trials assistant (CTA) (or equivalent level of training and experience). Each Attendant will receive training to enable them to competently use and follow the ELE-101 Attendant Manual. An Attendant may at any time ask for extra support from the study nurse, doctor or on-call medical/psychiatric help if needed. A psychiatrist will be on-call during the ELE-101 dosing of each participant.

18

ELE-Psilo - Potentially Favorable Differentiation

	Psilocin	Psilocybin	5-MeO-DMT
Formulation	IV	Oral	Intranasal
Onset / PK Design Attribute	Designed to be Immediate with Low Variability	Observed to be Delayed and Highly Variable in Clinical Studies	Observed to be Immediate and Highly Variable[3]
Potential Duration of Treatment Administration	Simulated ≤ 2 hours	~6 hours	Unknown; duration affected by individualized dosing regimen[3]
Potential Monitoring Cost	$350[1]	$3,150[2]	Unknown
Compatibility with Existing (US) Reimbursement	Targeting Compatibility with Existing Reimbursement Frameworks	May Require New Reimbursement Framework	Unknown
Anticipated Infrastructure Requirements	Designed for Existing Clinical Infrastructure	New Infrastructure Potentially Required for Prolonged Safety Monitoring[2]	Unknown
Safety Considerations	Phase Ia and IIa results anticipated in 2022	Variable onset/duration of drug effect, inability to terminate drug effect	Multiple administrations per treatment[3]; incidence of reactivations/flashbacks[5]

1) Eleusis simulations based on primary data from Brown et al. 2017, Madsen et al . 2019, Hasler et al. 1997, and Carhart-Harris et al. 2011; 2) ELE-Psilo care delivery estimates based on 3 hours of psychiatric-mental health nurse involvement ($50 per hour) and 2 hours of psychiatric oversight ($100 per hour); Oral psilocybin based on estimated hourly cost of a certified therapist ($150) and assumes 2 therapists and 1 supervising psychiatrist, and the current clinical trial paradigm (1 hour preparation session, one 6-hour dosing session, and 1 hour integration session). Rucker, J. et. al (2019) Psilocybin administration to healthy participants: safety and feasibility in a placebo-controlled study. Poster presented at the 58th Annual Meeting of The American College of Neuropsychopharmacology, Orlando, FL, USA, 8–11 December 2019 (treatment program); Carhart-Harris et al. Trial of Psilocybin versus Escitalopram for Depression. N Engl J Med. 2021 Apr 15;384(15):1402-1411. doi: 10.1056/NEJMoa2032994 (Supplement) (assumptions about therapist treatment); Occupational Employment and Wages, May 2018, 29-1171 Nurse Practitioners. US Bureau of Labor Statistics (Nurse Practitioner rates); How Much Does Therapy Cost? (And Why Is It So Expensive?), The Talkspace Voice (October 29, 2015); Occupational Employment and Wages, May 2018, 29-1066 Psychiatrists. US Bureau of Labor Statistics (Psychiatrist rates) 3) GH Research Corporate Presentation, June 2021; 4) Weil, A. T., & Davis,W. (1994). Bufo alvarius: A potent hallucinogen, of animal origin. Journal of Ethnopharmacology, 41(1–2), 1–8. 5) Uthaug, M.V., Lancelotta, R., Ortiz Bernal, A.M., Davis, A.K., & Ramaekers, J.G. (2020). A comparison of reactivation experiences following vaporization and intramuscular injection (IM) of synthetic 5-methoxy-N,N-dimethyltryptamine (5-MeO-DMT) in a naturalistic setting. Journal of Psychedelic Studies.

19

 ELE-Psilo IP Portfolio  20    Claimed Subject Matter  Estimated Expiration1  Pharmaceutically Acceptable Salts of Psilocin and Uses Thereof   Composition of pharmaceutically acceptable salts of psilocin with improved stability, physical properties, and handling characteristics  2041  Method Of Treatment For Psilocybin or Psilocin Infusion   Methods for treating patients by administering intravenous psilocybin or psilocin  2040  Psilocin Salt Forms and Methods of Treatment  1  Note: 1) Assumes expiration is 20 years from the associated patent filing date in the United States.

Exploring Psychedelics Beyond Psychiatry - Eleusis Drug Discovery Platform

Discovery Mission

Identify new indications beyond psychiatry and expand new chemistry library

Translation Mission

Advance a topically delivered therapy for ocular disease

Ubiquitous Expression and Key Modulatory Role

- Receptor target (5-HT_{2A}) is highly expressed throughout the periphery and CNS on key cell types that modulate immune, metabolic, and synaptic function[1,2]

Validated Target in Multiple Therapeutic Areas

- Psychedelics have been validated in multiple translational models and across a broad range of therapeutic areas beyond psychiatry[1,3]

Clarifying MoA to Guide Discovery

- **Studying effects on innate and adaptive immune function, cell viability, and metabolic function**
- **Medicinal chemistry effort focused harnessing these effects and identifying new drug candidates**

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Source: 1) Flanagan, T. W., et al. (2018). Psychedelics as anti-inflammatory agents. International Review of Psychiatry, 1–13; 2) Nichols, D. E et al. (2016). Psychedelics as Medicines: An Emerging New Paradigm. Clinical Pharmacology and Therapeutics 3) Eleusis sponsored studies and sponsored university research program

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Exploring Psychedelics Beyond Psychiatry - Eleusis Drug Discovery Platform

Discovery Mission

Identify new indications beyond psychiatry and expand new chemistry library

Translation Mission

Advance a topically delivered therapy for ocular disease

Translation in Ophthalmology

- Efficacy observed in translational models of allergic conjunctivitis[1], uveitis[2], glaucoma and tear production[3]
- **ELE-102 is a topically delivered drug candidate currently in IND-enabling preclinical studies**

Allergic Conjunctivitis[1]
Front-of-Eye



Median of Cumulated Clinical Scores per Animal
Hours Post 48/80
ELE-01 (0.05%)
ELE-01 (0.01%)
ELE-01 (0.001%)
Saline

Posterior Uveitis[2]
Back-of-Eye



CONTROL
DEGENERATION
Retina
Choroid
Antigen-Induced Uveitis Model[3]
+ PSYCHEDELIC
NORMAL
Retina
Choroid

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Source: 1) NZW rabbits administered topical ELE-01 6x the day prior, and once 1hr prior the challenge with compound 48/80, which induces histamine release and mast cell degranulation; 4 animals per group, 8 eyes per group 2) Eleusis sponsored study of topical ELE-01 (0.01%, TID) in TB-induced Uveitis in NZW rabbits 3) Eleusis sponsored university research program

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 Psychedelic Drug Therapy Will Require Care Delivery Innovation Enabling Access to Insurance Covered Psychedelic Drug Treatment  ELE-Psilo and Drug DiscoveryCare DeliveryTransaction Summary

   24  Source: 1) Wilkinson ST, Howard DH, Busch SH. Psychiatric Practice Patterns and Barriers to the Adoption of Esketamine. JAMA. 2019;322(11):1039–1040.  Addressing the “Last Mile” Challenge for Psychedelic Drug Therapy  OPPORTUNITY  Conventional psychiatric practice appears incompatible with psychedelic drug therapy1SPRAVATO roll-out highlights “last mile” challenge of specialty pharma in psychiatryRequirement for supervised care delivery in a specialized facility on a periodic basis

   25  Establish Best-in-Class Platformfor In-Network Care Delivery  MISSION  Provide patients seamless access to careSecure in-network preferred provider status nationwide for Andala-managed clinicsDevelop diversified referral pathways to increase access to care

Introducing Andala-Managed Clinics[1]

Opportunity	Address the "last mile" challenge of psychedelic drug therapy
TAM (US)	$7bn[1] *(estimate assumes FDA approved psychedelic drug therapy for MDD, PTSD, and substance abuse)*
Business Model	In-network high-throughput specialty psychiatric drug therapy
Core Competency	Operational integration with existing healthcare infrastructure
Launch Therapy	SPRAVATO (esketamine) *(Indications: TRD, MDD w/Acute Suicidality)*

andala

1st Anticipated Milestone

Prototype Launch
1H 2022

- ✓ In-network Payor Model
- ✓ Targeting 3 Prototype Managed Clinics

2nd Anticipated Milestone

Commercial Proof-of-Concept
2H 2022 - 2023

- ✓ Prototype Managed Clinics Achieve Cash Flow Positive Operations
- ✓ National Expansion

Notes and Sources: 1) Eleusis expects to divest Andala in advance of FDA approval of ELE-Psilo or any other drug candidate and may elect to divest in whole or in part in advance of FDA approval. 2) Partheniou, A. (2021) Psychedelics – A possible disrupter to legacy treatments, Stifel Nicholaus Canada Inc, 01/14/2021 (estimate based in part on data from existing ketamine clinics).

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           Andala-Managed Clinic Prototype - Estimated Unit Level Economics    27    1) Estimated covered lives (adults) in anticipated prototype region (Texas) based on BCBS/Anthem (https://www.bcbs.com/news/state-by-state) data and US census data on US adult population relative to total population (https://www.census.gov/quickfacts/fact/table/US/PST045219) 2) Estimate of TRD patient population in prototype regions covered by BCBS/Anthem adjusted for MDD/TRD prevalence in US adults; prevalence data from Zhdanava M, Pilon D, Ghelerter I, et al. The prevalence and national burden of treatment-resistant depression and major depressive disorder in the United States. J Clin Psychiatry. 2021;82(2):20m13699.depression) 3) Estimate assumes 3 clinics and full capacity is assumed to be at 375 patients treated 24 times per year per clinic based on capacity for 9,000 treatment per year per clinic; 4) Assumes 6 rooms per facility, 6 treatments per room per day, 250 operating days per year; 5) Eleusis estimates based on capital budget and financial projections as of 12/1/2021 ; 6) Eleusis estimates; per patient net revenues assume SPRAVATO treatment under a 1yr authorization from a large group insurance payor.  Clinic Capacitation  Capacity for 9,000 treatments per year per clinic4Clinics aim to:Treat 30 new patients per month within 4 months5Reach 85% capacitation within 9 months5  Patient Acquisition &Reimbursement  $1,267 per patient acquisition cost assumed5 $6,356 per patient net revenues6Average net reimbursement $265 per visit5  Estimated Run-rate and Return  85% capacitated run-rate revenue of ~$2.4m; EBITDA of ~$800k5Cash flow positive at ~50% capacity5~220% annual return on invested capital per clinic5  Patient Population  ~5.7m large group covered lives in prototype region1~60k TRD patients covered2~1% TRD patient acquisition required for full capacitation3

Care Delivery Model Comparison

	Andala-Managed Clinics	Ketamine Clinics (Cash-Pay)
Reimbursement Model	Expected coverage and reimbursement by large insurance providers	"Out-of-pocket" patient payment
Available Therapies	SPRAVATO (generally covered) IV/IM Ketamine if ineligible for SPRAVATO (partial or no coverage)	IV/IM/Oral Ketamine
Patient Acquisition (Referral Sources)	Direct, PCP, Psychiatrist, Psychotherapist, Telehealth Platforms	Direct
Oversight and Safety Monitoring	Psychiatric Consultation and Oversight; FDA REMS Compliance	Unknown

Source: 1) Partheniou, A. (2021) Psychedelics – A possible disrupter to legacy treatments, Stifel Nicholaus Canada Inc, 01/14/2021 (estimate based in part on data from existing ketamine clinics).

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   Transaction Summary  ELE-Psilo and Drug DiscoveryCare DeliveryTransaction Summary

Transaction Summary

Transaction Structure

Silver Spike Acquisition Corp II (NASDAQ: SPKB) is a publicly listed special purpose acquisition company with $287.5 million in cash in trust

Upon completion of the transaction, former shareholders of Silver Spike and former shareholders of Eleusis will hold shares of a new holding company named Eleusis Inc., which is expected to be listed on Nasdaq under the symbol ELEU

Valuation

Pro forma enterprise value of approximately $446 million with 100% rollover by existing Eleusis equityholders

Existing Eleusis equityholders to receive additional earnout shares at closing equal to approximately 14% of an adjusted measure of pro forma enterprise value, vesting as follows: 20% at $12.50, 30% at $15.00 and 50% at $17.50 within three years after closing

Use of Proceeds

Clinical development of ELE-Psilo, preclinical development, and care delivery platform development by Andala

Ownership

Eleusis existing shareholders are rolling over 100% of their equity[1]

Pro Forma ownership

49% existing Eleusis equityholders

51% SPAC shareholders and SPAC sponsor

Note: Assumes no redemptions by SPKB shareholders and cash on Eleusis's balance sheet of $5.5 million, as of 12/31/2021. Excludes the impact of any incremental financing between announcement and close. Assumes 35.0 million shares to existing Eleusis equityholders, 28.8 million shares to existing SPKB shareholders, and 7.2 million shares to SPKB's sponsor. Excludes earnout consideration to existing Eleusis equityholders and impact of equity incentive plan, employee stock purchase plan and management LTIP (up to 3% of fully diluted shares outstanding, with 25% vesting at $15.00, 25% vesting at $20.00 and 50% vesting at $30.00). Also excludes impact of unvested rollover options representing approximately 10% of Eleusis's fully diluted shares outstanding as of January 2022. Excludes impact of 7.2 million public warrants and 5.2 million private placement warrants struck at $11.50.

1) If additional financing raised by Eleusis via equity or equity-linked securities, such investors will also roll 100% of the financing into the pro forma company.

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   Lead Candidate  ELE-Psilo (Psilocin)  COMP360 (Psilocybin)  GH001 (5-MeO-DMT)  Formulation  IV  Oral  Intranasal  Indication  Major Depressive Disorder  Treatment-Resistant Depression  Treatment-Resistant Depression  Clinical Stage  Anticipated Ph Ia and IIa Results in 2H 2022  Phase II Completed  Phase I/II Completed  Drug Discovery Platform         -  Care Delivery Services    -  -  Enterprise Value(USD)  $446M (Pro Forma Valuation)  $479M  $719M   Attractive Valuation Relative to Peers – Phase I Results May Drive Convergence  31    Enterprise value (USD) of Compass Pathways PLC (CMPS) and GH Research PLC (GHRS) as of January 14, 2022

Eleusis is Ready to Transform Psychedelics into Medicines for Living

1

Significant Market Opportunity

Antidepressant TAM ~$21bn[1] + Psychedelic Care Delivery TAM ~$7bn[2]

2

ELE-Psilo – Transforming psilocybin into modern drug therapy for MDD

Anticipated initiation of Phase Ia study in 1H 2022
Anticipated Phase Ia/IIa results in 2H 2022

3

Andala-Managed Clinics – Bridging "the last mile" of care delivery

Anticipated Cash Flow Positive Clinic Operations in 1H 2023

eleusis

Source: 1) Global Antidepressants Market Report 2021: COVID-19 Causes a Surge in Demand for Antidepressant Drugs as Mental Health Problems Rise - ResearchAndMarkets.com, Business Wire, April 26, 2021;
2) Partheniou, A. (2021) Psychedelics – A possible disrupter to legacy treatments, Stifel Nicholaus Canada Inc., January 14, 2021 (estimate based in part on data from existing ketamine clinics).

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   Appendix

   Transaction Details  Transaction summary  Sources    Cash in trust  $288  Total uses  $288      Uses    Cash to balance sheet  $258  Estimated transaction fees and expenses  $30  Total uses  $288  a  Pro forma valuation  Illustrative share price  $10.00  Pro forma shares outstanding (M)  70.9  Total equity value  $709  Net cash on balance sheet  ($263)  Total enterprise value  $446  ($M except per share values)  Pro forma ownership  Pro forma enterprise value of $446 million with 100% rollover by existing Eleusis equityholders(1)  Up to 3.5 million founder shares subject to forfeiture based on total cash delivered  35  Eleusis equityholders to receive additional earnout shares at closing equal to approximately 14% of an adjusted measure of pro forma enterprise value, vesting:20% at $12.50, 30% at $15.00 and 50% at $17.50 within three years after closing  ($ in millions)    Note: Assumes no redemptions by SPKB shareholders and cash on Eleusis’s balance sheet of $5.5 million, as of 12/31/2021. Excludes the impact of any incremental financing between announcement and close. Assumes 35.0 million shares to existing Eleusis equityholders, 28.8 million shares to existing SPKB shareholders, and 7.2 million shares to SPKB’s sponsor. Excludes earnout consideration to existing Eleusis equityholders and impact of equity incentive plan, employee stock purchase plan and management LTIP (up to 3% of fully diluted shares outstanding, with 25% vesting at $15.00, 25% vesting at $20.00 and 50% vesting at $30.00). Also excludes impact of unvested rollover options representing approximately 10% of Eleusis’s fully diluted shares outstanding as of January 2022. Excludes impact of 7.2 million public warrants and 5.2 million private placement warrants struck at $11.50.1) If additional financing raised by Eleusis via equity or equity-linked securities, such investors will also roll 100% of the financing into the pro forma company.

Use of Proceeds

SPKB trust account together with existing cash and cash equivalents will be used to support the following:

- Clinical development of ELE-Psilo in MDD into Ph2b / Ph3 trials
- Launch and expansion of Andala-managed clinics
- Drug discovery platform expansion
- Clinical development of ELE-Psilo in additional areas of high unmet need with proof-of-concept data
- Working capital and other general corporate purposes

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 Board of Directors and Psychiatric Advisory Board  37    PETER HENDRICKS  GEORGE PAPAKOSTAS  TOM LAUGHREN  MANISH JHA  MICHAEL THASE  SANJAY MATHEW  DAN IOSIFESCU  EXPECTED POST-MERGER INDEPENDENT DIRECTORS  SAMUEL WILKINSON  PSYCHIATRIC ADVISORY BOARD  DAVID EDDIE  DAVID SOCKSChairman  ROBERT HERSHBERG  SCOTT GORDON  ESTHER VAN DEN BOOM  JOHN TUCKER  Former Director of FDA Division of Psychiatry Products

Significant 5-HT_{2A} Focused Expertise Drives Drug Discovery Platform

606 Publications and 180 Years of Experience[1]

Mechanism of Action



Charles Nichols, PhD
Professor of Pharmacology
Scientific Founder & Sponsored Researcher
LSU Health NEW ORLEANS

Focus: MoA, SAR, translational disease models



Timothy Foster, PhD
Associate Professor of Virology
Sponsored Researcher
LSU Health NEW ORLEANS

Focus: MoA, SAR, translational disease models

Discovery



David Nichols, PhD
Distinguished Professor of Pharmacology
Molecular Pharmacology Director
PURDUE UNIVERSITY

Focus: Drug discovery and optimization



Graham Johnson, PhD
35+ years of development experience
Medicinal Chemistry Director
Melinta Therapeutics, Sarepta Therapeutics, Bristol-Myers Squibb

Focus: Drug discovery and optimization

Development & Translational Research



Allan Shepard, PhD
20+ years of research experience
Science Director
NOVARTIS

Focus: Translational Research and Development

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Source: 1) Statistics are cumulative across all six professionals listed herein.

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Highly Experienced Silver Spike Capital Team

Senior Management



Scott Gordon, Founder, CEO and Chairman
- Scott was co-Founder & Chairman of Egg Rock Holdings, the parent company of Papa & Barkley — a leading California based cannabis company
- Scott has over 30 years of emerging markets and distressed investment experience with roles at JP Morgan, ING Barings and Bank of America



Greg Gentile, CFO
- Greg was CEO of GMG Investment Advisors, an emerging market direct lending asset management firm
- Prior to GMG, he was a Managing Director at both Barclays Capital and Lehman Brothers



Bill Healy, Partner
- Bill has over 30 years of corporate, investment banking and fundraising experience. He was President of Pantera Capital, a leading blockchain venture capital manager
- Bill spent 18 years at Deutsche Bank in various Senior Client Sales functions, and was head of EM sales at ING Barings



Robert Josephson, Partner, Toronto Office
- Rob was responsible for the initial funding of Cronos in 2013 and has consulted and raised funds for multiple cannabis-focused organizations
- He founded Seed Capital, which was later sold to DNA Genetics. Rob was also the co-founder of WeedMD, now a Canadian public company



Dino Colonna, Partner
- Dino has 18 years of investing and capital markets experience in the US and Europe
- Prior to Silver Spike, Dino had roles advising emerging growth companies in the cannabis, life sciences, and tech sectors, as an ECM investment banker for Barclays, and managing investments at a multi-strategy hedge fund

Directors



Dr. Orrin Devinsky, Director
- Dr. Devinsky is the Director of the Comprehensive Epilepsy Center at NYU Langone, where his research includes the use of cannabinoids to treat epilepsy
- He is the Chairman of the Medical Advisory Board at Tilray and led the clinical trials for the FDA approval of Epidiolex, a cannabis-based epilepsy treatment



Rich Goldman, Director
- Rich is a Managing Member of Becket Capital, an advisory services firm for investment management companies
- He has served in a variety of executive leadership positions, including at Guggenheim Investments and Rydex Investments



Ken Landis, Director
- Ken has over 30 years experience as an entrepreneur, investor and executive in the cosmetics, accessory and fashion spaces
- He co-founded Bobbi Brown cosmetics, later acquired by Estee Lauder, and was the CEO of Benetton Cosmetics

Note: Logos refer to previous experience.

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Applicable Recent deSPAC Experience – SSPK merger with WM Holdings

Silver Spike successfully listed a $250M Special Purpose Acquisition Company (SPAC) on the Nasdaq (ticker: SSPK) in August 2019, representing the first Cannabis SPAC underwritten by a global investment bank in the US, Credit Suisse

Silver Spike announced its merger agreement with WM Holdings, the leading technology platform to the cannabis industry in December 2020

WM Holding operated Weedmaps, the leading online listings marketplace for cannabis consumers, and WM Business, a comprehensive software-as-a-service ("SaaS") subscription offering for cannabis retailers and brands

The estimated post transaction equity value of the combined company is ~$1.5 billion and provided $579 million of gross proceeds and a PIPE of $325 million (including $35mm contribution from Silver Spike)[1]

WHO IS WM HOLDINGS?

- WM Holding ("WMH") operates Weedmaps, the leading online listings marketplace for cannabis consumers, and WM Business, a comprehensive software-as-a-service ("SaaS") subscription offering for cannabis retailers and brands
- WMH provides consumers with information regarding cannabis retailers and brands, as well as the availability of cannabis products, facilitating product discovery and online order-ahead for pickup or delivery by participating retailer
- Solely provides software and other technology solutions and is non-plant touching
- Millions of monthly active users and over 18,000 business listings across every U.S. state, the District of Columbia and Puerto Rico with a legal cannabis market

TRANSACTION SUMMARY[1]

- SSPK merged with WMH
  - Pro forma Enterprise Value of ~$1.5B
- $325M PIPE raised at $10.00 per share:
- 100% rollover by WMH management

Source: 1) https://www.sec.gov/Archives/edgar/data/1779474/000114036121020601/brhc10025706_8k.htm.

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